UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 23, 2023

(Date of Report (Date of earliest event reported))

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On May 23, 2023, Fundrise East Coast Opportunistic REIT, LLC (“the Company”) provided notice (the “Notice”) to its shareholders of a shareholder vote to amend and restate the Company’s Amended and Restated Operating Agreement, dated as of September 30, 2016 (the “Proposed Amendment”).

The Proposed Amendment is to add the ability for the Company to engage affiliates of its manager to provide certain services to the Company at or below market rates, which will not reduce the amount of other fees, in line with other programs.

The Notice was sent via e-mail to Company shareholders of record as of the close of business on April 3, 2023 (the “Record Date”). Shareholders may also obtain a copy of the Notice by logging into their account on the Fundrise website (www.fundrise.com). Only Company shareholders who were shareholders of record as of the Record Date are entitled to vote on the Proposed Amendment.

Voting on the Proposed Amendment will be conducted electronically via the Fundrise website (www.fundrise.com) and through the Fundrise mobile application. The Proposed Amendment, if duly adopted, will be effective as of January 1, 2023.

The foregoing description of the Proposed Amendment and summary of the Notice are qualified in their entirety by the full text of the Notice and the Proposed Amendment contained therein, which is filed as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit	Description

99.1	Notice to Stockholders, dated May 23, 2023

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the issuer’s most recently filed Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering statement supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 23, 2023